Exhibit 99.3

Press Release

Total announces the distribution of its first 2018 interim dividend

Paris, September 19, 2018 - The Board of Directors met on September 19, 2018 and declared a first interim dividend for the 2018 fiscal year of €0.64 per share, in accordance with the Board’s decision of April 25, 2018, an increase of 3.2% compared to the three interim dividends and the final dividend paid for the 2017 fiscal year. The Board of Directors also decided to offer, under the conditions of the fourth resolution of the Combined Shareholders’ Meeting of June 1, 2018, the option for shareholders, including holders of its American Depositary Shares listed on the New York Stock Exchange (ADS), to receive this first interim dividend either in cash or in new shares of the Company.

In line with the shareholder return policy announced on February 8, 2018, in order to avoid any dilution linked to the issuance of new shares, the Group will buy back during the quarter the newly issued shares with the intention to cancel them.

The share price for the new shares to be issued as payment of the first 2018 interim dividend is set by the Board of Directors at €52.95. This price is equal to the average Euronext Paris opening prices of the shares for the twenty trading days preceding the meeting of the Board of Directors on September 19, 2018, reduced by the net amount of the interim dividend, without any discount, rounded up to the nearest cent. Shares issued accordingly will carry immediate dividend rights and an application to trading on Euronext Paris will be made.

Shareholders and holders of ADS will receive this first interim dividend, and will have the option to receive a payment either in cash or in new shares by instructing their financial advisors, as per the following timetable:

	Shareholders	ADS holders
Ex-dividend date	September 25, 2018	September 21, 2018
Period to opt in for the payment in new shares	September 25 to October 4, 2018 (inclusive)	September 25 to October 1, 2018 (inclusive)
Payment in cash (opt out)	October 12, 2018	October 19, 2018
Delivery of the new shares issued in lieu of cash (opt in)	October 12, 2018	October 19, 2018

If the amount of the first interim dividend for the 2018 fiscal year for which the option is exercised does not correspond to a whole number of shares, the shareholders may opt to receive either the number of shares immediately above, by paying a cash adjustment on the day they exercise their option, or the number of shares immediately below, plus a balancing cash adjustment.

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, and a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits. total.com

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Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investors Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

This news release is provided for information purposes only and does not constitute an offer to purchase securities. This news release and any other document relating to payment of dividends in shares may only be published outside of France in conformity with applicable local laws and regulations and shall not constitute an offer for securities in jurisdictions where such an offer would violate applicable local law. The option to receive the first interim dividend for the 2018 fiscal year in shares is not open to shareholders residing in any jurisdiction where such option would give rise to a registration requirement or require the granting of any authorization from local securities regulators; shareholders residing outside of France are required to inform themselves of any restrictions which may apply under their local law and comply with such restrictions. Shareholders must inform themselves of the conditions and consequences of the exercise of such option, which may be applicable under local law. In making their decision to receive the dividend in shares, shareholders must consider the risks associated with an investment in shares.